Exhibit 99

SVYAZINVEST                                                     ROSTELECOM

PRESS-RELEASE

     Moscow - November 03, 2003 - Svyazinvest, Russia's largest telecommunications holding company, and Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today announced that Rostelecom's Board of Directors has appointed Dmitry Y. Yerokhin as the new General Director of the Company. Dmitry Y. Yerokhin previously held the position of First Deputy General Director of Rostelecom. The Board of Directors today also accepted the resignation of Sergey I. Kuznetsov as General Director of the Company, effective immediately, in connection with his appointment as General Director of North-West Telecom.

     The Chairman of Rostelecom's Board of Directors, Valery N. Yashin, commented: "Our main priority when selecting a new General Director of Rostelecom was to ensure the continued development of the Company. Dmitry Y. Yerokhin has considerable experience within the telecommunications sector and the Company. He has also played one of the key roles in developing the corporate transformation program that is currently being implemented by Rostelecom's management team. I'm sure that under the direction of Dmitry Y. Yerokhin, Rostelecom will deliver steady progress."

     Dmitry Y. Yerokhin has held the position of First Deputy General Director of Rostelecom since 2001. He has worked in the telecommunications sector since 1973 and has held executive positions at Rostelecom since 1997. Mr. Yerokhin was born in Makhachkala in 1950 and graduated with honors from Dagestan Polytechnic Institute in 1977 with a degree in radio equipment engineering. He is married, with two children.



For further details please contact:

Svyazinvest                            Rostelecom
Informational Department               Public and Investor Relations Department
Tel.: (095) 727-0418                   Tel.: (095) 973 9920
Fax: (095) 727-0475                    Fax: (095) 787 2850
e-mail: pr@svyazinvest.ru              e-mail: oracb@hq.rt.ru